Mail Stop 6010

May 15, 2008

Mr. Gordon G. Pratt
President and Chief Executive Officer
FMG Acquisition Corp.
Four Forest Park, Second Floor
Farmington, CT 06032

> **Re:** **FMG Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed April 18, 2008**
> **File No. 333-150327**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please provide for staff review all materials prepared by the parties' financial advisors and provided to either of the respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials, as well as copies of the engagement letters with each of the financial advisors. We may have further comment based on our review of the materials.

2. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

Outside Front Cover Page of the Prospectus

3. Please revise the cover page and the Notice of Special Meeting of Stockholders to limit each to one page. Move all information that is not required to a more appropriate location in your document.

4. To the extent some of the cover page information appears in the Q&A, the Summary of the Proxy Statement or elsewhere in the forepart of the prospectus, you should consider eliminating or abbreviating similar disclosure in this cover page and notice to stockholders.

Notice of Special Meeting of Stockholders

5. We note your statement that the proxy statement/prospectus incorporates information about the Company and United that is not included in or delivered with this document. It does not appear that you have incorporated any other documents by reference. Please note, that all documents incorporated by reference must be specifically identified. Additionally, as neither you nor United are currently eligible to use Form S-3 for a primary offering, all documents incorporated by reference must be delivered with this document. Please revise accordingly.

Questions and Answers about the Proposals

6. You repeat a significant amount of detailed information that first appears in the Q&A in the Summary. Please revise the Q&A and/or the Summary to eliminate detailed repetitive disclosures. Please consider limiting the Q&A to procedural matters, and the Summary to substantive matters, including disclosures related to the terms of the Merger Agreement.

7. Please add a question and answer regarding whether the proposals of the special meeting are conditioned on one another.

8. Please add a question and answer regarding how much time the investor will have to determine whether to exercise his or her conversion rights.

9. Please revise the question "How is management of the Company voting?" to quantify the number of shares held by the initial stockholders that were acquired in or following the IPO.

10. Please revise the question "Why is the Company proposing the Second Amendment to its Certificate of Incorporation?" to clarify whether you have plans to issue the newly authorized securities in addition to the plans to issue the shares to be issued in the merger and shares to be issued in the event that outstanding warrants are exercised. If you have plans to issue additional shares, briefly describe the plans here and provide a more detailed discussion of the plans in the discussion of the proposal beginning on page 61.

Summary

The Merger Proposal, page 8

11. Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement. Please also indicate that this amount will fluctuate based upon the price of your shares.

United Insurance Holdings, L.C., page 8

12. Please revise the discussion of United to clarify that the Demotech Financial Stability Rating is the third highest rating out of six ratings. Additionally, specifically state that the rating is to be used to assess solvency and is not a recommendation to buy, sell or hold securities.

Conditions to the Consummation of the Merger, page 9

13. Please revise in this section and throughout your document to indicate which of the conditions are waivable.

14. Please describe here which proposals must be approved by your stockholders for the merger to be completed.

Risk Factors, page 10

15. Please expand your disclosure of the principal risks relating to the merger to identify some of the key risks.

Interests of Pali Capital in the Merger; Fees, page 14

16. We note that Pali Capital is entitled to a $200,000 investment banking fee upon consummation of the merger. Please explain Pali Capital's role in the transaction.

FMG Acquisition Corp. Selected Financial Data, page 17

17. Please provide the information required by Item 301 of Regulation S-K for United and for FMG on a pro forma basis, if material. Please see Item 3(d) of Form S-4.

Risk Factors

General

18. The introductory paragraph suggests that you have not discussed all material risks in this section. You must disclose all risks that you believe are material at this time in this section. Please revise accordingly.

Risks Particular to the Merger, page 20

19. We note that United has significant liabilities, including notes payable to CB&T, the SBA, and York. Additionally, we note that United is currently in default under the provisions of its SBA note agreement. Please consider including a risk factor disclosing United's outstanding debts and the consequences if the default under the SBA note agreement continues. Alternatively, explain why you believe these circumstances do not present a material risk.

20. Additionally, regarding United's loan agreement with York, please consider including a risk factor disclosing York's put option and how the merger will affect York's put rights. For example, will York be entitled to a payment of 4.75% of two times the consolidated book value of the combined company, or will the formula be revised to reflect the merger?

21. Please consider including a risk factor discussing the consequences on the combined company if a significant number of your shareholders, but less than 29.99%, exercise their right to convert their shares into cash. For example, if 29% of your current shareholders exercised their rights to convert their shares, they would be entitled to approximately $13,573,000 of the cash held in the trust account. Please discuss the consequences to the combined company of having less cash available and potentially having to borrow cash to complete the merger.

22. Please add a risk factor relating to the broad discretion of management following the Merger in using available cash.

23. Please add a risk factor stating that you do not intend to pay dividends for the foreseeable future. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

<u>"FMG will be subject to the risks inherent with the homeowners insurance industry . . .," page 20</u>

24. The risk you are trying to convey is not clear. Please revise the discussion to identify the risks inherent in the homeowners industry and their consequences. If the discussion does not provide information in addition to the information provided in the section titled "Risks Related to our Business," please consider whether having this separate risk factor is necessary.

<u>"Concentration of ownership of our common stock after the Merger could delay . . .," page 20</u>

25. Please expand this risk factor to clearly state that the directors, executive officers and principal stockholders who will beneficially own a significant percentage of your common stock after the Merger may have interests different from other investors, and may influence the outcome of corporate actions requiring stockholder approval according to those differing interests.

26. Please revise to quantify the percentage of the combined company that United's current directors, officers and principal stockholders will beneficially own after the merger, and quantify the percentage of the company that the combined company's directors, officers and principal stockholders will beneficially own after the merger.

<u>"Failure to complete the Merger could negatively impact the market price . . .," page 20</u>

27. It appears that this factor, which discusses the effects if the merger is not completed, is a mitigating factor that weighs in favor of approving the merger, and does not discuss a risk associated with approving the merger. As mitigating discussion is not appropriate in the risk factors section, please delete this risk factor, or revise to discuss a risk presented by the proposed merger.

<u>"We may waive one or more conditions to the Merger without resoliciting . . .," page 21</u>

28. Please list the conditions that may be waived in whole or in part. Please further state whether each listed condition may be waived unilaterally, or by agreement of FMG, United and United Subsidiary.

<u>"There may be a conflict of interest between our management and our stockholders . . .," page 21</u>

29. We note that "certain of [your] officers and directors" have entered into separate indemnity agreements under which they will be personally liable under certain circumstances. Please revise to identify the officers and directors that have interests that differ from those of the shareholders.

"Completion of the Merger is subject to a number of conditions," page 21

30. Please expand this risk factor to briefly describe all of the material conditions that must be satisfied in order to complete the merger and the consequences if the merger is not consummated.

"The sale or even the possibility of sale of the common stock to be issued to United . . .," page 22

31. Please quantify the amount of funds you expect you will need to support your business over the next 12 months.

32. Please state when you expect to look for sources of financing, and identify the types of sources you will approach.

Risks Related to United's Business, page 22

33. Please add a risk factor discussing factors that may cause your stock prices to be volatile, and the effect of volatile stock prices on your financial position.

"Catastrophes could materially and adversely affect United's results of operations…," page 22

34. This risk factor discussion discusses multiple risks. For example:

- Losses relating from the occurrence of catastrophes;
- Legislation limiting the ability to manage catastrophe risk;
- Difficulty estimating ultimate costs of catastrophe;
- Geographic concentration;
- Availability of reisurance; and
- Difficulty estimating reserves.

Please revise to describe each risk and its consequences separately.

"United may not be able to collect all amounts due to it from reinsurers . . .," page 24

35. Please revise to quantify the amount of United's business that is reinsured by companies in jurisdictions that allow reinsurers to transfer the reinsurance business to another reinsurer without United's consent.

"Competition could harm our ability to maintain or increase United's profitability . . .," page 24

36. Please identify the major competitors of United.

"We will be exposed to credit risk in certain of our business operations . . .," page 24

> 37. Please revise to explain the credit risk associated with commissions paid to independent agents.

"Disruptions to United's relationships with its independent agents and brokers . . .," page 26

> 38. Please disclose the approximate number of independent agents and brokers that market United's insurance products. Please further discuss the obstacles you would encounter if you were required to replace any agent or broker.

"We could be adversely affected if United's controls to ensure compliance . . .," page 26

> 39. If you are aware that United's controls are not effective or that United has failed to comply with compliance controls in the past, please describe the weaknesses in United's controls and/or the difficulties United has experienced complying with its controls. Additionally, if a lack of controls or ineffective controls have resulted in a failure to comply with guidelines, policies and legal and regulatory standards, please describe the consequences United has experienced.

"From time to time we may enter into secured credit facilities . . .," page 26

> 40. Please disclose United's current outstanding credit facilities and quantify its annual debt service obligations. If it is likely that the combined company will continue to have outstanding debt obligations under these credit facilities, please disclose this information and quantify the amounts you expect to continue to be outstanding following the merger.

Risks Related to the Company's Current Status as a Blank Check Company, page 27

41. It appears that there are a number of risks included in this section that do not apply to this transaction or investors who will receive shares in this transaction. For example:

- "We may choose to redeem our outstanding warrants…" as there are not warrants being issued in this transaction and the transaction does not appear to alter the warrants currently outstanding, the relevance of this risk factor is not clear;
- "If our common stock becomes subject to the SEC's penny stock rules…." As of December 31, 2007, United had $242 million in assets. Therefore, it does not appear that this risk applies;
- "Persons who were stockholders prior to our IPO, including our officers and directors…." The consequence disclosed is that the stockholders who were stockholders prior to the IPO may be able to influence the matters requiring stockholder approval, including corporate transactions after completion of the merger. It appears that these shareholders will not hold 20% of the outstanding shares after the consummation of the merger and that the United shareholders will be able to influence/control these matters following the merger.

Please revise the risks to clarify how they will be affected by the merger.

The Company Special Meeting of Stockholders

Quorum; Vote Required, page 33

42. Please revise your disclosure in this section to clarify that neither United, nor affiliates of United, own any shares of FMG common stock entitled to vote at the special meeting. If this is not the case, please disclose the shares of common stock held by United and United affiliates, and identify the affiliates.

The Merger Proposal

General Description of the Merger, page 38

43. We note your bullet point on page 38 stating, "the other conditions specified in the Merger Agreement have been satisfied or waived." Please expand your disclosure to list all of the conditions specified in the Merger Agreement that must be satisfied or waived in order for the Merger to be consummated.

Background of the Merger, page 39

44. Please provide us supplementally with copies of any non-public information that was exchanged between the parties in the acquisition negotiations that were not filed with the registration statement, including all analysts' reports, financial forecasts, and projections used by FMG and its financial advisors. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

45. We note the disclosure that United notified Fund Management Group in February 2007 that it was not interested in pursuing a transaction. Please clarify whether United disclosed its reasons for not being interested in the transaction.

46. Please disclose the nature of the meeting between Mr. Pratt and Messrs. Cronin, Griffin and Russell on November 14, 2007 and disclose who initiated the contact. Additionally, identify each party present and their affiliations with either United or FMG.

47. Please revise the section to disclose the point at which the fairness advisor(s) were retained, which meetings representatives the fairness advisor's representatives attended. Provide similar information with respect to consultants and attorneys.

48. Many of the descriptions of the meetings are vague. Please revise to more specifically describe the information discussed at the meetings. In instances where conclusions are reached based on the discussion at the meeting, state these conclusions. For example:

   - At the December 21 meeting, what conclusions were reached regarding the discussions with several other candidates concerning a potential business combination;
   - At the meetings held from January 4 through January 9, what conclusions were reached regarding the issues discussed; and
   - At the January 15 and 17 meetings, what conclusions were reached regarding the information learned to date concerning United.

49. We note your disclosure on page 40 that you initiated contact, either directly or through a third party intermediary, with approximately 12 potential business combination companies. Please indicate the type and size of the other companies, and explain why the board did not pursue those other alternatives. Additionally, if firm offers were made to or received from any of these parties, identify the parties and the terms of the offers.

50. Please explain how the consideration was determined by you and United.

51. Please disclose whether your board and the United board also discussed potential adverse effects of this transaction. If so, please disclose the nature of those discussions. If not, please disclose why they did not discuss the potential adverse effects.

52. We note that on January 15 your Board of Directors discussed the valuation of United and on January 17 your Board discussed comparisons of United to other publicly-traded insurance companies. Please how the basis for the Board's valuation of United and whether the comparable insurance companies discussed were the same ones used by your fairness advisor. If they were not the same, please identify the companies identified as comparable.

53. Please disclose on page 44 when the merger agreement was finalized, and when the merger was announced to the public.

The Company's Reasons for the Merger and Recommendation of the Company's Board, page 45

54. We note your discussion that your intentions have always been to pursue a business combination or merger partners in the insurance industry. Please revise this section to discuss your reasons for this transaction with this company.

55. We note your disclosure on page 45 that you considered a wide variety of "other" factors in connection with your evaluation of the merger with United. Please expand your disclosure to list these other factors that you considered, and then describe in reasonable detail how each factor advanced or prevented your business plan.

Fairness Opinion of Piper Jaffray, page 46

56. Please disclose any instructions given to Piper Jaffray in connection with its fairness opinion, and any limitations imposed on the scope of its investigation, or tell us supplementally that no such instructions were given and that no such limitations were imposed. Please refer to Item 1015 (b)(6) of Regulation M-A.

57. We note your statement on page 46 that "Piper Jaffray's opinion was intended solely for the use and benefit of our Board of Directors in connection with its consideration of the Merger . . . ." This appears to be a limitation on reliance by shareholders in the fairness opinion provided by Piper Jaffray. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Piper Jaffray's belief that shareholders cannot rely upon the opinion to support any claims against Piper Jaffray arising under applicable state law (e.g., the inclusion of an express disclaimer in Piper Jaffray's engagement letter with FMG). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Piper Jaffray would have no effect on the rights and responsibilities of either Piper Jaffray or the board of directors under the federal securities laws.

58. We note that Piper Jaffray reviewed financial and other information, including financial forecasts prepared by the managements of FMG and United. To the extent this, or other non-public information supplied to Piper Jaffray differs materially from publicly available information, please disclose this information in the filing.

59. Please clarify whether there were any specific factors that did not support the fairness opinion obtained from Piper Jaffray.

Comparable Companies Analysis, page 48

60. We note your disclosure on page 48 that for purposes of comparison you selected publicly-traded personal lines property-casualty insurance companies and "offshore" reinsurance companies based characteristics such as the type of insurance written and market capitalization. Please expand the discussion to clarify the guidelines used to select companies based on market capitalization. If there were companies that met the selection criteria that were excluded from the analysis, please discuss identify them and explain why they were excluded.

Comparable Transactions Analysis, page 49

61. If there were any transactions that met the selection criteria that were not included in the analysis, please identify the transactions and explain why they were not included.

Discounted Cash Flow Analysis, page 50

62. Please revise to explain how the terminal multiple of 1.0x was determined.

Miscellaneous, page 51

63. Please disclose the fees already paid to Piper Jaffray. If a portion of the fee is contingent upon the successful completion of the transaction, please so disclose.

64. Please expand your disclosure to state whether, other than the preparation of the opinions in connection with this merger, during the two years preceding the date of such opinions, Piper Jaffray has had a material relationship with any part to the merger for which compensation has been received or is intended to be received. Please further disclose whether such material relationship or related compensation is mutually understood to be contemplated.

The Merger Agreement, page 51

65. Please disclose whether there are any circumstances under which you would be obligated to pay termination fees.

66. Please revise the discussion of Representations and Warranties on page 52 to be more specific. For example, what is each party represented about organizational documents, ownership in stock of other companies, etc.?

Proposal 3: The Second Amendment Proposal

67. Please revise to disclose the following:

- The number of shares to be issued on the exercise of outstanding warrants; and
- The number of shares to be issued in the merger.

68. Please either state that you have no current plans for the proposed newly authorized shares other than the issuance in the merger and the exercise of outstanding warrants, or revise your discussion to describe any plans to issue the shares.

Information about United Insurance Holdings, L.C.

Competition, page 96

69. Please estimate the number of companies in the insurance industry with whom United competes, and identify the competitors that are dominant in the industry. Please disclose United's competitive position relative to its competitors, and further identify the principal methods of competition (e.g., price or service). Please see Item 101 (c)(1)(x) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings L.C.

Critical Accounting Policies, page 98

70. We believe your disclosure in the Critical Accounting Policies section of MD&A regarding the estimation of the reserve for unpaid losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Expand your disclosure describing methods used to determine your reserve for unpaid losses and loss adjustment expense as follows.

    i. Explain the strengths and weaknesses of each method.

    ii. Explain the factors that you consider in selecting one method over another method.

    iii. Discuss and quantify the impact of changes in method for each period presented.

    iv. Describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b. The 2007 reserve release of $5.8 million indicates that you revised your prior year estimate of unpaid losses and loss adjustment expense. Expand your disclosure to explain more specifically the reasons for material changes in estimates for each period presented.

    i. Describe and quantify the nature and extent of new events that occurred or additional experience/information obtained since the last reporting date that led to the change in estimates.

    ii. Ensure your disclosure justifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

c. Describe and quantify the key assumptions, such as those related to frequency and severity that materially affect the estimate of the reserve for unpaid losses and loss adjustment expenses. In addition disclose the following:

    i. For each of your key assumptions, quantify the impact of the change in assumption and explain what caused you to change it from the assumption used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

    ii. Describe and quantify the key assumptions as of December 31, 2007, premised on expected future loss development that is inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate given the inconsistency identified.

d. In order to show investors the potential variability in your loss reserve estimate at December 31, 2007, quantify preferably in a tabular format the impact that reasonably likely changes in key assumptions may have on your future operating results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Results of Operations, page 105

71. An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. Your disclosure does not appear to adequately discuss and quantify the factors underlying the captions in the statement of operations and the impact of known trends and uncertainties, particularly for policy assumption bonus, loss and LAE. Please provide a more specific discussion and quantification of your operating results, particularly those factors that you expect will determine the level of your policy assumption bonus, loss and LAE in future periods. Refer to our Interpretative Guidance in Financial Reporting Release No. 72.

72. In Note 6 to your consolidated financial statements, you disclose that ceded losses and LAE incurred decreased from $223.6 million in 2005 to $115.7 million in 2006 and $11.9 million in 2007. Also, your reinsurance recoverables decreased from $153.8 million at January 1, 2006 to $14.4 million at December 31, 2007. You do not adequately explain the underlying factors governing your ceded reinsurance activities that caused these changes. Please provide this information for each period presented. Ensure that your discussion explains more specifically how the changes made to your reinsurance programs affected your results of operations. Also, discuss the expected impact of reinsurance strategy changes on your future financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

73. Please explain your basis for pro forma adjustment "e", which reflects the cancellation of United membership interests subject to a Put Agreement as a net credit to interest expense. Please explain how the presentation of this adjustment in the pro forma income statement is consistent with Rule 11-02(b)(6) of Regulation S-X, given that there is no continuing impact on the financial statements.

74. You state that the CB&T loan is secured by the members' interests and all tangible and intangible assets of United and UIM. Please explain to us the impact of the CB&T Security Agreement on your accounting for the proposed acquisition of 100% of United's member interests.

Beneficial Ownership of Securities, page 122

75. Please revise the beneficial ownership tables to disclose the natural person(s) with voting and investment control of the shares held by HBK Investments L.P.

Price Range of Securities and Dividends, page 127

76. Please update the Price Range of Securities table on page 127 to include the first quarter of 2008.

Exhibit Index, page 143

77. Please disclose what the asterisks included after the names of several exhibits signify. Currently, there is no key to describe what these asterisks are intended to convey.

Financial Statements, page F-1

78. Please update the financial statements as required by Rule 3-12 of Regulation S-X, and revise to provide a currently dated consent from each independent accountant associated with the filing. Please note that we will not be in a position to review future amendments unless a clearly legible, currently dated consent is filed for each independent accountant (Thomas Howell Ferguson P.A., Rothstein Kass and De Meo, Young, McGrath CPA).

United Insurance Holdings L.C. and Subsidiaries

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies and Practices

(j) Reinsurance, page F-23

79. Please expand your reinsurance accounting policy to describe methods used for income recognition on reinsurance contracts, particularly ceding commissions.

(4) Policy Assumption Bonus Agreements, page F-30

80. In 2007, you recognized a $13.6 million policy assumption bonus from Citizens related to policy renewal activities from the 2004 takeout period. However, you are also subject to assessment by certain state funds and pools to cover future deficits generated by Citizens. Please explain how you considered these assessments to cover Citizens deficits in your recognition of this $13.6 million policy assumption bonus.

(6) Reinsurance, page F-30

81. While you have disclosed coverage limits, retained losses and reimbursements for your entire program for 2007 and 2006, you have not provided this information for 2005. Please revise to provide this information for all periods presented.

(10) Regulatory Requirements and Restrictions, page F-37

82. You are subject to assessments by a Florida guaranty fund, a residual market pool and a state catastrophe reinsurance pool to cover losses resulting from the insolvency or rehabilitation of other insurance companies or deficits generated by Citizens and the Florida Hurricane Catastrophe Fund. Please expand your disclosure to describe more specifically how these assigned risk plans operate, including the periods covered by their assessments and the periods over which you recoup these assessments from organizations or through premium rate increases. Describe your accounting policy for these obligations, particularly when a catastrophe event may not be reflected in the latest assessment.

83. Your net recoverable from the Florida Hurricane Catastrophe Fund was $17.7 million, which represents 55% of your net recoverables at December 31, 2007. Please describe more specifically the nature of the insurance risks related to these reinsurance recoverables, the factors considered in your determination of their collectibility and when you anticipate collection.

(14) Stock Compensation Plans, page F-41

84. You disclose that at December 31, 2007, you had no stock-based employee compensation plans. On pages 72-73, you disclose the granting of various membership units to your officers and directors. Please explain how you determined that the granting of the membership units did not require compensation expense to be recorded under SFAS 123(R), and revise your disclosures as appropriate. We may have additional comments after reviewing your response.

Annex C

85. We note the following disclosure on page 5 of the Fairness Opinion provided by Piper Jaffray: "Except as otherwise expressly provided in our engagement letter with Parent, our opinion may not be used or referred to by Parent, or quoted or disclosed to any person in any manner, without our prior written consent." Please disclose that Piper Jaffray has consented to use of the opinion in the document, and provide Piper Jaffray's consent as an exhibit.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Douglas S. Ellenoff, Esq.
   Adam S. Mimeles, Esq.
   Ellenoff Grossman & Schole LLP
   150 East 42nd Street
   New York, NY 10017

   Carolyn T. Long, Esq.
   Steven W. Vazquez, Esq.
   Foley & Lardner LLP
   100 North Tampa Street, Suite 2700
   Tampa, FL 33602